Exhibit 99.3

Media Relations Contacts
Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands
Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Investor Relations Contacts
Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA
Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML publishes 2016 annual reports

VELDHOVEN, the Netherlands, February 8, 2017 - ASML Holding N.V. (ASML) today publishes its 2016 Integrated Report. ASML will also file its 2016 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC), and will file its 2016 Statutory Annual Report, including its Remuneration Report, with the Dutch Authority for the Financial Markets (AFM).
ASML's Integrated Report, Annual Report on Form 20-F and Statutory Annual Report are available at www.asml.com/annualreport2016, where also our financial statements can be downloaded in the Excel spreadsheet format. ASML's annual reports will also be available at www.sec.gov.
ASML will hold its Annual General Meeting of Shareholders (AGM) on April 26, 2017 and the AGM agenda with all related documents will be available online at www.asml.com/agm2017 on March 9, 2017.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 16,500 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.